

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 5, 2009

<u>Via U.S. Mail and facsimile to (954) 938-4080</u>

Mr. Kevin McGrath
Chief Executive Officer and President
eDiets.com, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, FL 33334

> **Re:** **eDiets.com, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 000-30559**

Dear Mr. McGrath:

We have completed our review of the filings listed above and, at this time, have no further comments.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director